EXHIBIT 21.1
LIST OF SUBSIDIARIES

Name of Entity	Jurisdiction of Incorporation or Formation
Vocus Acquisition LLC	Maryland
Vocus GS Holdings, LLC	Maryland
PAT LLC	Maryland
Vocus International Holdings LLC	Maryland
Vocus Deutschland GmbH	Germany
Vocus Europe Limited	United Kingdom
Vocus PRW Holdings LLC	Maryland
Vocus NM LLC	Maryland